EXHIBIT 12

3M COMPANY AND SUBSIDIARIES

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Millions)

	Six months
	ended
	June 30,	Year	Year	Year	Year	Year
	2017	2016	2015	2014	2013	2012
EARNINGS

Income before income taxes	$3,879	$7,053	$6,823	$7,026	$6,562	$6,351

Add:
Interest expense (including amortization of capitalized interest)	109	219	171	164	166	191

Portion of rent under operating leases representative of the interest component	53	100	101	104	103	92

Less:
Equity in undistributed income of 20-50% owned companies	5	9	5	(1)	(1)	3

TOTAL EARNINGS AVAILABLE FOR FIXED CHARGES	$4,036	$7,363	$7,090	$7,295	$6,832	$6,631

FIXED CHARGES

Interest on debt (including capitalized interest)	105	208	162	159	166	194

Portion of rent under operating leases representative of the interest component	53	100	101	104	103	92

TOTAL FIXED CHARGES	$158	$308	$263	$263	$269	$286

RATIO OF EARNINGS TO FIXED CHARGES	25.5	23.9	27.0	27.7	25.4	23.2